

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 1, 2007

Dr. S. Craig Barton
President and Chief Executive Officer
BBN Global Consulting, Inc.
P.O. Box 1442
Renton, WA 77057-1442

      Re: BBN Global Consulting, Inc.
            Registration Statement on Form SB-2
            Filed January 30, 2007
            File No. 333-140306

Dear Dr. Barton:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1.   Briefly expand the summary description of your business to provide clear descriptions of your services rather than vaguely stating that you provide "strategic business planning and management consulting" to domestic companies and assist companies in China and Brazil "to establish a business presence in the United States." Later in the prospectus, provide a detailed description of how you earn revenues from the services that you provide. For example, revise the first paragraph on page 21 to explain how you earned income by assisting LEA Management "in its engagements to assist Chinese companies to attain a business presence in the United States" and assisting Pinewood Imports in "various day-to-

day business matters." Also clarify your relationship with the "group of other independent consultants" and your role in engagements involving those consultants. In this regard, we note from page 25 that you will "coordinate the efforts of team members" and "keep all parties involved aware of the project's status," yet it is unclear how you will earn revenues from these activities.

2.   Clearly state that the engagements with the three customers named in the second paragraph on page two are completed and that you cannot rely upon these customers as future sources of revenues. Also clarify whether you have secured any new engagements with or are currently providing services to other customers. In an appropriate location elsewhere in the prospectus, discuss the nature and status of your efforts to obtain additional customers.

3.   Please disclose in your summary your accumulated deficit.

4.   Please include your website address. See Item 101(c)(3) of Regulation S-B. In this regard, we note that the website at www.bnnglobal.com provides a significantly expanded description of your business and appears to refer to your business and that of BBN Banco Brasileiro de Negócios S/C Ltda, a chartered financial services company, interchangeably. Please advise.

Risk Factors

5.   We note from the fourteenth risk factor that you intend to apply for quotation on the OTC Bulletin Board. Please include a separate risk factor to address the potential risks if your stock does not become quoted on the OTCBB. For example, disclose the requirements to trade on the OTCBB and the anticipated timing of approval for quotation.

We rely on independent consultants to provide referrals…, page 5

6.   Disclose whether you pay a fee to independent contractors who refer clients to you or include you in an engagement.

There are significant potential conflicts of interest, page 8

7.   In light of the disclosure that your two executive officers devote approximately 75% of their time to you but are not required to do so, discuss how they will have to develop the company's business and manage the reporting requirements of a public company while only working part-time.

Management's Discussion and Analysis or Plan of Operation, page 20

Operations, page 20

8.   Revise the tabular summary of operations to state that the second column covers the period from March 15, 2005 (inception) to October 31, <u>2005</u> rather than 2006.

9.   We note that a substantial portion of your cost of sales in 2006 was attributable to payments made to independent contractors. Discuss the underlying reasons for these payments and how the payment amounts were determined.

Liquidity, page 22

10.   In addition to your president's agreement to extend loans to cover your costs relating to this offering, clarify whether you intend to rely upon loans from your president for your costs of operations and other expenses in the event you do not generate sufficient cash from operations.

Principal Shareholders, page 31

11.   Please revise to disclose in the beneficial ownership table that both Dr. Barton and Mrs. Barton are deemed to beneficially own 85.995% of your common stock.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3833 with questions regarding the comments set forth above or any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile
        Gary B. Wolff, Esq.
        (212) 644-6498